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                                                                    EXHIBIT A(1)




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                                                                         [LOGO]

Shared Medical Systems Corporation
51 Valley Stream Parkway
Malvern, Pennsylvania 19355-1406

                                                                   May 10, 2000

Dear Stockholder:

  I am pleased to inform you that Shared Medical Systems Corporation has entered into a merger agreement with Siemens Corporation, pursuant to which a wholly-owned subsidiary of Siemens has commenced a tender offer to purchase all of the outstanding shares of SMS's common stock for $73.00 per share in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of SMS's shares outstanding being tendered and not withdrawn and the receipt of required regulatory approvals. The tender offer will be followed by a merger in which each share of SMS common stock not purchased in the tender offer will be converted into the right to receive $73.00 per share in cash.

  Your Board of Directors has determined that the terms of the Siemens offer and the merger are fair to and in the best interests of SMS's stockholders, and recommends that SMS's stockholders accept the Siemens offer and tender their shares of SMS common stock pursuant to the offer.

  In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, Goldman, Sachs & Co., that, as of the date of such opinion and based on and subject to the matters stated in such opinion, the $73.00 in cash per share of SMS common stock to be received by the holders of SMS common stock in the tender offer and the merger is fair from a financial point of view to such holders. A copy of such opinion setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by Goldman Sachs in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

  Enclosed are Siemens' Offer to Purchase, dated May 10, 2000 and Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                              /s/ Marvin S. Cadwell
                                              Marvin S. Cadwell
                                              President and Chief Executive
                                              Officer